Exhibit 17.1

August 24, 2015

Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, CA 92626
Attn: Board of Directors

Effectively immediately today and in connection with the ending of my employment as Chief Executive Officer, I no longer serve as a member of the Board of Directors of Nemus Bioscience, Inc. and Nemus.

/s/ John B. Hollister
 John B. Hollister